SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto, Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

On August 1, 2012, Postmedia Network Canada Corp. (the “Registrant”) released the document listed below announcing that its wholly owned subsidiary, Postmedia Network Inc., intends to issue C$250 million aggregate principal amount of senior secured notes on a private placement basis. Precise timing, size and terms of the offering are subject to market conditions and the Registrant intends to utilize the proceeds from the offering to repay indebtedness under an existing term loan facility in full and related fees and expenses.

The information contained in this report on Form 6-K, including Exhibit 99.1, shall not be deemed ‘filed’ with the Securities Exchange Commission, nor incorporated by reference in any registration statement filed by the Registrant under the Securities Act of 1933, as amended, unless otherwise specified.

Item 9.01 Financial Statements and Exhibits.

The document included with this report is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.1      Press release dated August 1, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	August 1, 2012

EXHIBIT INDEX

Exhibit 99.1             Press release dated August 1, 2012.